[redacted]

03013874

RECEIVED FEB 2 5 2003 181 SEC MAIL PROCESSING SECTION WASH. D.C.

AB 3/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schnitzius & Vaughan

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Suite 2450
(No. and Street)

Houston, Texas 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas H. Schnitzius (713) 222-2170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wooten, Harris W.
(Name – *if individual, state last, first, middle name*)

770 Post Oak Lane, Suite 250 Houston, Texas 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

OATH OR AFFIRMATION

I, Thomas H. Schnitzius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schnitzius & Vaughan, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIDEH IZADI-HADDAD
Notary Public, State of Texas
My Commission Expires
April 12, 2005

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Schnitzius & Vaughan

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditor's Report Thereon)

SCHNITZIUS & VAUGHAN
Statements of Financial Condition

Assets	December 31, 2002	December 31, 2001
Cash, including interest-bearing deposits	$ 7,986	$ 30,892
Receivables from clients	17,525	11,566
Investments (Note 2)	3,300	3,300
Office equipment, at cost, less accumulated depreciation of $139,587and $199,338 in 2002 and 2001, respectively	26,014	29,062
Intangible assets, less accumulated amortization of $131,395 and $83,179 in 2002 and 2001, respectively	-	131,395
Other assets	400	400
	$ 55,225	$ 206,615
Liabilities and Partners' Capital		
Accounts payable and accrued expenses	$ 2,393	$ 9,590
	2,393	9,590
Partners' capital (notes 3, 4 and 5):		
Bracey, Inc.	(109,419)	(95,073)
LWC Investments, Inc.	162,251	292,098
	52,832	197,025
	$ 55,225	$ 206,615

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statements of Income
For the years ended December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
Revenues:		
Fee income	$ 181,292	$ 177,214
Interest income	72	653
	181,364	177,867
Expenses:		
Broker dealer expenses	8,066	5,612
Employee compensation	132,025	145,868
Partner and employee benefits	11,654	7,283
Office rent	72,267	69,347
Office expense	78,841	79,371
Depreciation and amortization	6,582	29,890
Bad debt	227	4,565
	309,662	341,936
Net Income (Loss) before cumulative effect of a change in accounting principle	$ (128,298)	$ (164,069)
Cumulative effect on prior years of accounting change (Note 1)	(131,395)	-
Net Income (Loss)	(259,693)	(164,069)
Proforma amounts assuming adoption of FASB #142 is applied retroactively Net Income (Loss)	$ (128,298)	$ (159,001)

The accompanying notes are an integral part of these financial statements.

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

The Partners of
Schnitzius & Vaughan

I have audited the accompanying statements of financial condition of Schnitzius & Vaughan (a Texas General Partnership) as of December 31, 2002 and 2001 and the related statements of income, changes in partners' capital and cash flows for years ended December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schnitzius & Vaughan as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W. Harris Wooten, CPA

February 14, 2003

Houston, Texas

770 S. POST OAK LANE, SUITE 250 / HOUSTON, TEXAS 77056 / (713) 993-8123 / FAX (713) 623-4345

SCHNITZIUS & VAUGHAN
Statement of Changes in Partners' Capital
For the years ended December 31, 2002
and 2001

	Bracey, Inc.	LWC Investments Inc.	Total Partners' Capital
Balance at December 31, 2000	$ 26,781	$ 294,341	$ 321,122
Net income for the year ended December 31, 2001	(82,034)	(82,035)	(164,069)
Contribution from partners	76,455	156,467	232,922
Distribution to partners	(116,275)	(76,675)	(192,950)
Balance at December 31, 2001	$ (95,073)	$ 292,098	$ 197,025
Net income for the year ended December 31, 2002	(129,846)	(129,847)	(259,693)
Contribution from partners	115,500	(-)	115,500
Balance at December 31, 2002	$ (109,419)	162,251	$ 52,832

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN
Statements of Cash Flows
For the years ended December 31, 2002
and 2001

	2002	2001
Cash flows from operating activities:		
Net earnings	$ (259,693)	$ (164,069)
Adjustments to reconcile net earnings to net cash used in operating activities:		
Depreciation and impairment loss amortization	6,582	29,890
Impairment loss	131,395	-
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	(5,959)	23,909
Increase (decrease) in accounts payable and accrued expenses	(7,197)	(664)
Increase (decrease) to accrued pension liability	-	(10,445)
Total adjustments	124,821	42,690
Net cash provided (used) by operating activities	(134,872)	(121,379)
Cash flows used in investing activities:		
Purchase of office equipment	(3,534)	-
Distribution of investment	-	33,349
Partner contribution	115,500	232,922
Partners' distribution	-	(192,950)
Net increase (decrease) in cash	(22,906)	(48,058)
Cash at beginning of period	30,892	78,950
Cash at end of period	$ 7,986	$ 30,892
Supplemental disclosure of cash flow information - Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

SCHNITZIUS & VAUGHAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

Schnitzius & Vaughan ("S&V"), a Texas general partnership, was formed October 1, 1987, and is a member of the National Association of Securities Dealers, Inc. S&V acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger or acquisition transactions.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

Prior to 2002, intangible assets are amortized on a straight-line basis over 40 years. In 2002, the Company adopted FASB #142 ("Goodwill and other Intangible Assets") and as a result an impairment loss of $131,395 was recognized as a change in accounting principle in the accompanying financial statements.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

S&V is recognized as a partnership under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Investments

Investments represents 300 warrants recorded at their fair value, which are exercisable at various times at $13 to $16 per share and expire on June 26, 2006, exercisable in four tranches for 300 shares in another company.

(3) Liabilities Subordinated to Claims of Creditors

As of December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001, S&V had no liabilities subordinated to the claims of general creditors.

(4) Minimum Capital Requirements

S&V is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Partners' capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2002 and 2001, S&V had net capital of $5,593 and $21,302, respectively, which exceeded its required net capital of $5,000 by $593 and $16,302, respectively. S&V's ratio of aggregate indebtedness as to net capital was .4279 to 1 and .4502 to 1 at December 31, 2002 and 2001, respectively.

(5) Partnership Agreement

The partners of S&V have executed a partnership agreement, which grants preemptive rights to S&V and the existing partner in the event of the death, the removal of a partner, or the voluntary or involuntary dissolution of the partnership.

SCHNITZIUS & VAUGHAN

Notes to Financial Statements

December 31, 2002 and 2001

(6) Commitments

S&V leases office facilities under a noncancellable operating lease expiring July 31, 2005. At December 31, 2002, future minimum rental commitments on such lease is as follows:

Year Ending December 31	Amount
2003	$ 45,981
2004	47,357
2005	28,093

Rental expense relating to office facilities and office equipment was approximately $72,267 and $69,347 for the year ended December 31, 2002 and 2001, respectively. One of the partners of S&V is the signatory of the lease.

(7) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company did not maintain a cash balance in excess of $100,000.

(8) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

Account receivable and accounts payable – The carrying amount reported in the Statement of Financial Condition for accounts receivable and accounts payable approximate its fair value.

Investments – The carrying amount reported in the Statement of Financial Condition for investments approximate its fair value.

Schedule I

SCHNITZIUS & VAUGHAN
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2002 and 2001

	December 31, 2002	December 31, 2001
Net Capital:		
Partners' capital	$ 52,832	$ 197,025
Less non-allowable assets:		
Receivables	17,525	11,566
Investments	3,300	3,300
Office equipment, net	26,014	29,062
Other assets	400	131,795
Net Capital	5,593	21,302
Net capital requirement	5,000	5,000
Net capital in excess of required amount	593	16,302
Net Capital	$ 5,593	$ 21,302
Aggregate indebtedness	2,393	9,590
Ratio of aggregate indebtedness to net capital	42.79%	45.02%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed by Schnitzius & Vaughan with the National Association of Securities Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 11,163	$ 3,409
Audit adjustment	(5,570)	(1,016)
As presented above	$ 5,593	$ 2,393

Schedule II

SCHNITZIUS & VAUGHAN

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2002

Schnitzius & Vaughan is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as S&V carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2002 and 2001, S&V has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

SCHNITZIUS & VAUGHAN

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2002

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in S&V's possession or control as of December 31, 2002 for which instructions to reduce to possession or control had been issued as of December 31, 2002, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

The Partners of
Schnitzius & Vaughan

In planning and performing my audits of the financial statements of Schnitzius & Vaughan ("S&V") (a Texas General Partnership) for the years ended December 31, 2002 and 2001 respectively, I considered its internal control including control activities for safeguarding securities and in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), I have made a study of the practices and procedures followed by S&V including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because S&V does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by S&V (i) in making the quarterly securities examinations, counts, verifications, comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of S&V is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which S&V has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

770 S. Post Oak Lane, Suite 250 / Houston, Texas 77056 / (713) 993-8123 / Fax (713) 623-4345

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that S&V's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the NASD Regulation, Inc., SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

W. Harris Wooten, CPA

February 14, 2003

Houston, Texas